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                                                                    EXHIBIT 99.2



                                STOCKERYALE, INC.

                             AMENDMENT NO. 1 TO THE
                      2000 STOCK OPTION AND INCENTIVE PLAN



         This AMENDMENT NO. 1 dated as of March 19, 2001 (this "Amendment") to the StockerYale, Inc. 2000 Stock Option and Incentive Plan, as approved by the Board of Directors of StockerYale, Inc. (the "Company") as of March 19, 2001 (the "Plan"), is adopted by the Board of Directors, subject to the approval of the stockholders of the Company, on the date hereof. All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Plan.

         Pursuant to Section 15 of the Plan, the Board of Directors hereby amends the first sentence of Section 3(a) of the Plan by deleting it in its entirety and replacing it with the following:

         (a) Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be 2,800,000 shares of Stock, subject to adjustment as provided in Section 3(b); provided that not more than 200,000 shares shall be issued in the form of Unrestricted Stock Awards, Restricted Stock Awards, or Performance Share Awards except to the extent such Awards are granted in lieu of cash compensation or fees.

         Except as so amended, the Plan in all other respects is confirmed and ratified and shall remain and continue in full force and effect.


Adopted by the Board of Directors: March 19, 2001

Approved by the Stockholders:  May 24, 2001